1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________)

EXHIBIT

Exhibit Number		Page
1.1	Announcement regarding the Resolutions Passed at the 2001 Annual General Meeting held on June 18, 2002, dated June 18, 2002 .	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: June 21, 2002

By: ______________________
Name: Ye Yigan
Title: Chairman of Board of Directors

Exhibit 1.1

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING

Further to the issue of the notice dated 8th April, 2002 convening the 2001 Annual General Meeting (the "AGM") of China Eastern Airlines Corporation Limited (the "**Company**"), the Board of Directors of the Company is pleased to announce that the AGM was held on 18th June, 2002 at Bai Hua Hall, Fourth Floor, 2nd Door, Pine City Hotel, 8 Dong'an Road, Shanghai, The People's Republic of China (the "PRC") and the following resolutions were passed at the AGM as ordinary resolutions:

1. THAT the working report of the Board of Directors of the Company for the year 2001 was approved;
2. THAT the working report of the Supervisory Committee of the Company for the year 2001 was approved;
3. THAT the Company's audited financial statements and the auditors' reports for the year 2001 were approved;
4. THAT the Company's profit distribution proposal for the year 2001 was approved;
5. THAT the re-appointments of Shanghai Zhonghua Certified Public Accountants as the Company's domestic auditors for the financial year ending 31st December, 2002 and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the Company's international auditors for the financial year ending 31st December, 2002 were approved and the Board of Directors was authorised to determine their remuneration; and
6. THAT the appointments of each of Mr. Gong Haocheng, Mr. Hu Honggao, Mr. Peter Lok and Mr. Zhou Ruijin as an independent director of the Company were approved and the Board of Directors was authorised to determine their remuneration, and

the following resolution was passed at the AGM as a special resolution:

7. THAT the Articles of the Association of the Company be amended by adopting the following Article to replace Article 94:

   "Article 94 The Company shall have a board of directors. The board of directors shall consist of eleven (11) directors. The board of directors shall have one Chairman and one Vice-chairman.

   The board of directors shall have at least three (3) independent directors. Independent directors are directors who do not hold any position in the Company other than as directors and do not maintain with the Company and its substantial shareholders any connection which may hamper their independent and objective judgments."

   and the Board of Directors be authorised to report the amendments relating to the Articles of Association to relevant authorities for record.

By Order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Company Secretary

Shanghai, the PRC, 18th June, 2002